

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

<u>Via E-mail</u>
Kevin Boyle
Senior Vice President, General Counsel and Secretary
Alion Science and Technology Corporation
1750 Tysons Boulevard, Suite 1300
McLean, VA 22102

> **Re: Alion Science and Technology Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 23, 2013**
> **File No. 333-89756**

Dear Mr. Boyle:

     This confirms that we advised you on May 9, 2014 that we had completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Pamela A. Long

     Pamela A. Long
     Assistant Director

cc: Laurie Green (*via E-mail*)
       Holland & Knight